UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 9 )*

THE BON-TON STORES, INC.
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
09776J 10 1
(CUSIP Number)
Henry F. Miller, Esquire
Cozen O’Connor
1900 Market Street
Philadelphia, PA 19103
(215) 665-2133
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
November 24, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1	NAMES OF REPORTING PERSONS M. THOMAS GRUMBACHER

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		5,295,678

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		142,331

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,930,473

WITH	10	SHARED DISPOSITIVE POWER

		142,331

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,438,009

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	29.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

Amendment No. 9 to Statement on Schedule 13D
This Amendment No. 9 amends the Schedule 13D with respect to the common stock, $0.01 par value per share (the “Common Stock”) of The Bon-Ton Stores, Inc. (the “Company”) beneficially owned by M. Thomas (Tim) Grumbacher, filed on October 18, 1999, as amended by Amendment No. 1 filed October 29, 1999, Amendment No. 2 filed on July 16, 2001, Amendment No. 3 filed on November 5, 2003, Amendment No. 4 filed on February 17, 2004, Amendment No. 5 filed on March 15, 2005, Amendment No. 6 filed on April 13, 2007, Amendment No. 7 filed on May 25, 2007, and Amendment No. 8 filed on July 13, 2007.
Item 4. Purpose of Transaction
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:
On November 24, 2009, M. Thomas Grumbacher, Executive Chairman of the Board of The Bon-Ton Stores, Inc. (the “Company”), adopted a stock trading plan. The trading plan complies with the Company’s insider trading policy and is intended to comply with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. Under the trading plan, Mr. Grumbacher may sell a pre-determined number of shares of the Company’s common stock at market prices, subject to a minimum price condition and sales volume limitations. The trading plan expires on August 24, 2010 unless terminated earlier under certain conditions. Mr. Grumbacher has adopted the trading plan for personal financial and estate planning purposes.
Following any sales under his trading plan, Mr. Grumbacher will continue to hold a majority of the outstanding voting power of the Company’s common stock and Class A common stock. In addition, based upon current stock holdings, Mr. Grumbacher will continue to be the largest beneficial owner of the Company’s capital stock. Any sales of common stock by Mr. Grumbacher under the trading plan will be disclosed as required by applicable law in public filings with the Securities and Exchange Commission, including any required further amendments to this Schedule 13D and Forms 4.
Except as set forth herein, Mr. Grumbacher does not have plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: November 27, 2009

/s/ M. Thomas Grumbacher
Name:	M. Thomas Grumbacher

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